EXHIBIT 99.14

Press Release

Total announces the third 2019 interim dividend of

€0.68/share, an increase of 6% compared to 2018

Paris, October 30, 2019 – On October 29, 2019, the Board of Directors decided the distribution of the third 2019 interim dividend at an amount of €0.68/share, i.e. an increase of 6% compared to the 2018 interim and final dividends.

This decision reflects the immediate implementation of the policy announced on September 24, 2019, to accelerate dividend growth in the coming years, with a guidance of increasing the dividend by 5 to 6% per year. It demonstrates the Board’s confidence in the Group’s ability to deliver profitable and sustainable growth in the coming years.

This interim dividend will be detached and paid according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	March 30, 2020	March 26, 2020

Payment date	April 1st, 2020	April 21, 2020

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and “Group” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.